COLUMBIA FUNDS SERIES TRUST

225 Franklin Street

Boston, MA 02110

May 24, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust (the “Registrant”)
Columbia Global Strategic Equity Fund (the “Fund”)
Amendment No. 149 (the “Filing”)
File Nos. 333-89661/811-09645

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on May 11, 2016 for the above-referenced Filing. Comments and responses are outlined below.

Prospectus comments

Comment 1:	Please ensure that the Fund’s name is updated for the Series and Class IDs on EDGAR.

Response:	So confirmed.

Comment 2:	Please provide the completed Annual Fund Operating Expenses table with the response letter.

Response:	See Exhibit A to this letter for the Annual Fund Operating Expenses table.

Comment 3:	Footnote (d) to the Annual Fund Operating Expenses table describes a change to combine the Fund’s advisory and administrative agreements. Please confirm that this arrangement is new this year for the Fund.

Response:	So confirmed.

Comment 4:	Please supplementally confirm whether or not the Fund intends to directly invest in contingent convertible securities.

Response:	At this time we do not expect the Fund to invest directly in such securities.

Comment 5:	Please consider whether the Fund’s investments described in the third paragraph of the Principal Investment Strategies are principal strategies of the Fund and if so, ensure that the Principal Risks align.

Response:	These are principal investment strategies of the Fund. Principal Risks are aligned accordingly.

Comment 6:	Please supplementally confirm whether the Fund is concentrated. If so, the Fund must consider the policies of underlying funds.

Response:	Please see our response to Comment 22.

Comment 7:	If the Fund is advised by or sold through an insured depository institution, state that: An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response:	The Fund is not advised or sold through an insured depository institution and, therefore, the disclosure is not applicable to the Fund.

Comment 8:	Commodity-related Investment Risk is included among the Fund’s Principal Risks. The Fund’s Principal Investment Strategies do not contain a discussion of a related strategy. If this risk applies, please respond to comments previously provided relating to wholly-owned subsidiaries/controlled foreign corporations.

Response:	The risk is a principal risk of the Fund to the extent that the Fund is invested in underlying funds that themselves invest in commodity-related derivatives. We have revised the sentence in the Principal Investment Strategies to state that “The Fund’s commodity-related derivatives exposure may only be achieved indirectly through investment in Underlying Funds.”

Comment 9:	In the section Principal Risks, Credit Risk contains a reference to “high-yield” or “junk” securities. Clarify in the Fund’s Principal Investment Strategies if the Fund may invest in such instruments.

Response:	Currently, the Fund does not invest or anticipate investing materially in high-yield or ‘junk” securities. As such, a discussion regarding high-yield securities does not appear in the Fund’s Principal Investment Strategies.

Comment 10:	The Principal Risks section includes Growth Securities Risk, Quantitative Model Risk, Small- and Mid-Cap Securities Risk and Value Securities Risk. Please confirm that these risks align with the Fund’s Principal Investment Strategies.

Response:	The Fund’s Principal Investment Strategies have been revised to contemplate the following corresponding risks: Growth Securities Risk, Quantitative Model Risk, Small- and Mid-Cap Securities Risk and Value Securities Risk.

Comment 11:	The Principal Risks of the Fund include Sector Risk. Please identify which sectors or industries the Fund will be invested in principally along with the related risks.

Response:	The risk has been removed.

Comment 12:	In the Performance Information section at the end of the first paragraph, consider the disclosure in light of Item 4, Instruction 2(b) of Form N-1A for the additional index (similar investment objective, etc.).

Response:	Effective June 1, 2015, the Fund began to compare its performance to that of the MSCI All Country World Index (Net), which the investment manager considers to be a more appropriate basis for comparing the Fund’s performance in light of the changes to the Fund’s principal investment strategies. Information on the both the new index and old benchmark was included for a one-year transition period, which will end with the June 1, 2016 prospectus. Thereafter, only the MSCI All Country World Index (Net) will be included.

Comment 13:	In the second sentence of the second paragraph of the Performance Information section, per the Quest For Value No-Action Letter, returns must be adjusted for applicable sales and for higher operating expenses.

Response:	Returns, as applicable, have been adjusted for applicable sales charges and higher operating expense ratios.

Comment 14:	In the Performance Information section, add disclosure stating that results shown for prior periods may have been different if the Fund was managed under the current principal investment strategies.

Response:	The requested disclosure will be added to the Performance Information section.

Comment 15:	In the Average Annual Total Returns table, consider whether the two benchmark indices should be reversed in light of the Fund’s principal investment strategies.

Response:	Please see our response to Comment 12.

Comment 16:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise this section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	The Fund, after further re-evaluation of its Principal Investment Strategies and Principal Risks sections, believes that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary section.

Comment 17:	Consider, given the extent to which the Fund invests in underlying funds whether the underlying funds’ principal investment strategies and risks should be presented in the More Information About the Fund – Principal Investment Strategies and Principal Risks sections rather than in Appendix A and Appendix B.

Response:	Appendix A (UNDERLYING FUNDS – INVESTMENT OBJECTIVES AND STRATEGIES) and Appendix B (UNDERLYING FUNDS – PRINCIPAL RISKS), which are part of the Fund’s statutory prospectus, are referenced in the More Information About the Fund section thereby alerting investors who are reading this section that, if they want to read about the Underlying Funds’ investment objectives, strategies and principal risks, they need only turn to that section within the same prospectus they are reading. We believe presenting this information in this manner serves to not overwhelm investors with perhaps “too much information” in the More Information About the Fund section.

Comment 18:	In the More Information About the Fund – Understanding Annual Fund Operating Expenses section, please revise the sentence regarding the expense ratio for Class Y. See instruction 3(d)(ii) regarding what may be estimated and reasons for estimating.

Response:	The sentence has been removed.

Comment 19:	In the introductory paragraph to Appendix A – Underlying Funds – Investment Objectives and Strategies, please clarify the sentence “In addition, the principal investment strategies of a Fund may change from time to time” since supplements would be required.

Response:	The information presented for each underlying fund in Appendix A is current as of date of the Fund’s prospectus, and any subsequent changes to underlying funds will be supplemented as necessary. Material changes to the underlying funds are included in a supplement to the Fund’s prospectus on at least a quarterly basis.

Comment 20:	In Appendix A – Underlying Funds – Investment Objectives and Strategies, clarify the description of money market reform changes described for Columbia Money Market Fund.

Response:	The requested changes will be made.

Comment 21:	Appendix B – Underlying Funds — Principal Risks is confusing. Consider clarifying which risks apply to which underlying funds (see particularly commodity and bankruptcy risks which are specialized and probably apply to only a handful of underlying funds).

Response:	The Fund has considered and evaluated this comment and does not believe that there is any investor confusion over what is presented in Appendix B, including because the Fund, to date, has not received any negative feedback from its investors or financial intermediaries as to the presentation of this information. The Fund will continue to evaluate its approach in this regard and will consider changes in the future if necessary.

Statement of Additional Information comments

Comment 22:	Please add disclosure to Fundamental and Non-Fundamental Investment Policies section indicating that the Fund will consider investments in other investment companies when complying with the concentration policy.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Fund’s concentration policy at this time.

Comment 23:	Please add disclosure to Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies -Additional Information About Concentration indicating that the Fund will consider investments in other investment companies when complying with the concentration policy.

Response:	Please see response to Comment 22 above.

Comment 24:	In the section Types of Investments – Credit Default Swap Agreements, with respect to the following sentence: “In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or designate cash or other liquid assets or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).” Consider the phrase “or enter into offsetting positions” in view of the Dreyfus no-action letter under which offsetting transactions cannot be counted.

Response:	The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. We have reviewed our disclosure in this regard and have amended the paragraph to reflect the following:

For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund does not hold the underlying security, the Fund will cover the market value of the underlying position minus any collateral on deposit. For bilateral CDS where the Fund is the buyer of protection and the Fund holds the underlying security as an offset, the Fund will cover the market value of the underlying position minus the notional amount of the swap minus any collateral on deposit. When buying CDS that are centrally cleared, the Fund will cover the daily marked-to-market obligation (i.e., the daily net liability) minus any margin on deposit with the exchange.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust

EXHIBIT A – Annual Fund Operating Expenses table

Shareholder Fees (fees paid directly from your investment)
	Class A	Class B	Class C	Classes K, R, R4, R5, Y and Z
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%	None	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00%(a)	5.00%(b)	1.00%(c)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class B	Class C	Class K	Class R	Class R4	Class R5	Class Y	Class Z
Management fees(d)	0.08%	0.08%	0.08%	0.08%	0.08%	0.08%	0.08%	0.08%	0.08%
Distribution and/or service (12b-1) fees	0.25%	1.00%	1.00%	0.00%	0.50%	0.00%	0.00%	0.00%	0.00%
Other expenses(d)(e)	0.19%	0.19%	0.19%	0.34%	0.19%	0.19%	0.09%	0.04%	0.19%
Acquired fund fees and expenses	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%	0.75%
Total annual Fund operating expenses(f)	1.27%	2.02%	2.02%	1.17%	1.52%	1.02%	0.92%	0.87%	1.02%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge decreases over time.

(c)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.

(d)	Management fees have been restated to reflect current management fee rates. Management fees reflect the combination of advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses do not include administrative services fees. Advisory fees and administrative services fees paid during the prior fiscal year pursuant to separate prior agreements amounted to 0.03% and 0.02% of average daily net assets of the Fund, respectively.

(e)	Other expenses for Class A, Class B, Class C, Class K, Class R, Class R4, Class R5 and Class Z shares have been restated to reflect current transfer agency fees paid by the Fund and other expenses for Class Y shares are based on estimated amounts for the Fund’s current fiscal year.

(f)	“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than “Total Net Expenses” shown in the Financial Highlights section of this prospectus because “Total Net Expenses” do not include acquired fund fees and expenses.